# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Profusa, Inc., CIK 0001859807
CUSIP: 74319X108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 626 Bancroft Way, Suite A, Berkeley, California (CA), 94710
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002059960

## Reporting persons
- Ascent Partners Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 4,005,419; sole dispositive power 0; shared dispositive power 4,005,419; aggregate amount beneficially owned 4,005,419 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of common stock, par value $0.0001 per share, of the issuer (the "Common Stock") set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount (as defined in this footnote), the shares of Common Stock to be issued upon (x) conversions of convertible promissory notes (the "Convertible Notes"), effective July 11, 2025 and December 29, 2023 respectively, held directly by the reporting person (y) exercises of a certain common stock purchase warrant of the issuer, dated July 20, 2025, held directly by the reporting person (the "Warrant") and (z) purchases by the reporting person pursuant to that certain Securities Purchase Agreement, dated as of July 28, 2025, between the issuer and the reporting person (the "ELOC Agreement") whereby, subject to certain conditions, the issuer may, at its option but subject to the Blocker Amount, require the reporting person to purchase Common Stock. The Note, Warrant and ELOC Agreement are all subject to a maximum 9.99% beneficial ownership limitation contained therein (the "Blocker Amount").
  
  In Row (11) the percentage is based on (i) 36,088,877 shares of Common Stock outstanding, as reported by the issuer in its Report on Form S-1 filed with the U.S. Securities and Exchange Commission on August 29, 2025 (the "Form S-1"), plus 900,000 shares of Common Stock received by Ascent as part of the Warrant exercise, for a total 36,988,877 shares outstanding, and (ii) shares of Common Stock issued upon partial conversion of the Convertible Note, and the purchase of some Common Stock pursuant to the ELOC Agreement, in each case subject to the Blocker Amount.
- Ascent Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 4,005,419; sole dispositive power 0; shared dispositive power 4,005,419; aggregate amount beneficially owned 4,005,419 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount, the shares of Common Stock to be held indirectly by the reporting person upon (x) conversions of the Convertible Notes, (y) exercises of the Warrant and (z) purchases pursuant to the ELOC Agreement. The Notes, Warrants and ELOC Agreement are all, in the aggregate, limited by the Blocker Amount.
  
  In Row (11) the percentage is based on (i) 36,088,877 shares of Common Stock outstanding, as reported by the issuer in its Form S-1, plus 900,000 shares of Common Stock received by Ascent as part of the Warrant exercise, for a total 36,988,877 shares outstanding, and (ii) shares of Common Stock issued upon partial conversion of the Convertible Note, and the purchase of some Common Stock pursuant to the ELOC Agreement, in each case subject to the Blocker Amount.
- Dominion Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; sole voting power 0; shared voting power 4,005,419; sole dispositive power 0; shared dispositive power 4,005,419; aggregate amount beneficially owned 4,005,419 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount, the shares of Common Stock to be held indirectly by the reporting person upon (x) conversions of the Convertible Notes, (y) exercises of the Warrant and (z) purchases pursuant to the ELOC Agreement. The Notes, Warrants and ELOC Agreement are all, in the aggregate, limited by the Blocker Amount.
  
  In Row (11) the percentage is based on (i) 36,088,877 shares of Common Stock outstanding, as reported by the issuer in its Form S-1, plus 900,000 shares of Common Stock received by Ascent as part of the Warrant exercise, for a total 36,988,877 shares outstanding, and (ii) shares of Common Stock issued upon partial conversion of the Convertible Note, and the purchase of some Common Stock pursuant to the ELOC Agreement, in each case subject to the Blocker Amount.
- Dominion Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 4,005,419; sole dispositive power 0; shared dispositive power 4,005,419; aggregate amount beneficially owned 4,005,419 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount, the shares of Common Stock to be held indirectly by the reporting person upon (x) conversions of the Convertible Notes, (y) exercises of the Warrant and (z) purchases pursuant to the ELOC Agreement. The Notes, Warrants and ELOC Agreement are all, in the aggregate, limited by the Blocker Amount.
  
  In Row (11) the percentage is based on (i) 36,088,877 shares of Common Stock outstanding, as reported by the issuer in its Form S-1, plus 900,000 shares of Common Stock received by Ascent as part of the Warrant exercise, for a total 36,988,877 shares outstanding, and (ii) shares of Common Stock issued upon partial conversion of the Convertible Note, and the purchase of some Common Stock pursuant to the ELOC Agreement, in each case subject to the Blocker Amount.
- Dominion Capital Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 4,005,419; sole dispositive power 0; shared dispositive power 4,005,419; aggregate amount beneficially owned 4,005,419 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount, the shares of Common Stock to be held indirectly by the reporting person upon (x) conversions of the Convertible Notes, (y) exercises of the Warrant and (z) purchases pursuant to the ELOC Agreement. The Notes, Warrants and ELOC Agreement are all, in the aggregate, limited by the Blocker Amount.
  
  In Row (11) the percentage is based on (i) 36,088,877 shares of Common Stock outstanding, as reported by the issuer in its Form S-1, plus 900,000 shares of Common Stock received by Ascent as part of the Warrant exercise, for a total 36,988,877 shares outstanding, and (ii) shares of Common Stock issued upon partial conversion of the Convertible Note, and the purchase of some Common Stock pursuant to the ELOC Agreement, in each case subject to the Blocker Amount.
- Masada Group Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; sole voting power 0; shared voting power 4,005,419; sole dispositive power 0; shared dispositive power 4,005,419; aggregate amount beneficially owned 4,005,419 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount, the shares of Common Stock to be held indirectly by the reporting person upon (x) conversions of the Convertible Notes, (y) exercises of the Warrant and (z) purchases pursuant to the ELOC Agreement. The Notes, Warrants and ELOC Agreement are all, in the aggregate, limited by the Blocker Amount.
  
  In Row (11) the percentage is based on (i) 36,088,877 shares of Common Stock outstanding, as reported by the issuer in its Form S-1, plus 900,000 shares of Common Stock received by Ascent as part of the Warrant exercise, for a total 36,988,877 shares outstanding, and (ii) shares of Common Stock issued upon partial conversion of the Convertible Note, and the purchase of some Common Stock pursuant to the ELOC Agreement, in each case subject to the Blocker Amount.
- Mikhail Gurevich: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 4,005,419; sole dispositive power 0; shared dispositive power 4,005,419; aggregate amount beneficially owned 4,005,419 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount, the shares of Common Stock to be held indirectly by the reporting person upon (x) conversions of the Convertible Notes, (y) exercises of the Warrant and (z) purchases pursuant to the ELOC Agreement. The Notes, Warrants and ELOC Agreement are all, in the aggregate, limited by the Blocker Amount.
  
  In Row (11) the percentage is based on (i) 36,088,877 shares of Common Stock outstanding, as reported by the issuer in its Form S-1, plus 900,000 shares of Common Stock received by Ascent as part of the Warrant exercise, for a total 36,988,877 shares outstanding, and (ii) shares of Common Stock issued upon partial conversion of the Convertible Note, and the purchase of some Common Stock pursuant to the ELOC Agreement, in each case subject to the Blocker Amount.
- Gennadiy Gurevich: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 4,005,419; sole dispositive power 0; shared dispositive power 4,005,419; aggregate amount beneficially owned 4,005,419 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount, the shares of Common Stock to be held indirectly by the reporting person upon (x) conversions of the Convertible Notes, (y) exercises of the Warrant and (z) purchases pursuant to the ELOC Agreement. The Notes, Warrants and ELOC Agreement are all, in the aggregate, limited by the Blocker Amount.
  
  In Row (11) the percentage is based on (i) 36,088,877 shares of Common Stock outstanding, as reported by the issuer in its Form S-1, plus 900,000 shares of Common Stock received by Ascent as part of the Warrant exercise, for a total 36,988,877 shares outstanding, and (ii) shares of Common Stock issued upon partial conversion of the Convertible Note, and the purchase of some Common Stock pursuant to the ELOC Agreement, in each case subject to the Blocker Amount.
- Alon Brenner: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 4,005,419; sole dispositive power 0; shared dispositive power 4,005,419; aggregate amount beneficially owned 4,005,419 (9.99% of the class)
  Comment: The percentage set forth on row (11) above and the number of shares of Common Stock set forth on rows (6), (8) and (9) above includes, up to the Blocker Amount, the shares of Common Stock to be held indirectly by the reporting person upon (x) conversions of the Convertible Notes, (y) exercises of the Warrant and (z) purchases pursuant to the ELOC Agreement. The Notes, Warrants and ELOC Agreement are all, in the aggregate, limited by the Blocker Amount.
  
  In Row (11) the percentage is based on (i) 36,088,877 shares of Common Stock outstanding, as reported by the issuer in its Form S-1, plus 900,000 shares of Common Stock received by Ascent as part of the Warrant exercise, for a total 36,988,877 shares outstanding, and (ii) shares of Common Stock issued upon partial conversion of the Convertible Note, and the purchase of some Common Stock pursuant to the ELOC Agreement, in each case subject to the Blocker Amount.

## Item 1. Issuer
Name of issuer: Profusa, Inc.
Address of issuer's principal executive offices: 626 Bancroft Way, Suite A, Berkeley, CA 94710

## Item 2. Person Filing
Name of person filing:
(i) Ascent Partners Fund LLC, a Delaware limited liability company ("Ascent");

(ii) Ascent Partners LLC, a Delaware limited liability company ("AP");

(iii) Dominion Capital LLC, a Connecticut limited liability company ("Dominion");

(iv) Dominion Capital GP LLC, a Delaware limited liability company ("Dominion GP");

(v) Dominion Capital Holdings LLC, a Delaware limited liability company ("Dominion Holdings");

(vi) Masada Group Holdings LLC, a Florida limited liability company ("Masada");

(vii) Mikhail Gurevich; (viii) Gennadiy Gurevich; and

(ix) Alon Brenner.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: 19505 Biscayne Blvd., Suite 2350, Aventura, FL 33180
Citizenship: Each of Ascent, AP, Dominion GP and Dominion Holdings is a Delaware limited liability company. Dominion is a Connecticut limited liability company. Masada is a Florida limited liability company. Each of Mikhail Gurevich, Gennadiy Gurevich, and Alon Brenner is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each reporting person is set forth on rows (5) through (9) and (11) of the cover page to this Schedule 13G and is incorporated herein by reference for each such reporting person.

The ownership percentages reported are based on (i) 36,088,877 shares of Common Stock outstanding, as reported by the issuer in its Report on Form S-1 filed with the U.S. Securities and Exchange Commission on August 29, 2025 (the "Form S-1"), plus 900,000 shares of Common Stock received by Ascent as part of the Warrant exercise, for a total 36,988,877 shares outstanding, and (ii) shares of Common Stock issued upon partial conversion of the Convertible Note, and the purchase of some Common Stock pursuant to the ELOC Agreement, each subject to a provision contained therein limiting beneficial ownership to an aggregate maximum of 9.99% (the "Blocker").

Due to the Blocker, Ascent is currently prohibited from fully converting the First Convertible Note into shares of Common Stock or purchasing all of the shares purchasable pursuant to the ELOC Agreement. The percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (5) through (9) of the cover page for each reporting person give effect to the Blocker in the Convertible Note. Consequently, as of September 30, 2025, each of the reporting persons are not deemed to be beneficial owners of the full amount of shares of Common Stock issuable upon conversion of the First Convertible Note or purchasable pursuant to the ELOC Agreement.

As of September 30, 2025, Ascent holds directly 900,000 shares. In addition, as of September 30, 2025, (i) there are 45,417,693 shares of Common Stock underlying the Convertible Note, with such amount being the maximum issuable pursuant to the Blocker. The shares held directly by Ascent and the remaining shares issuable (up to the Blocker) pursuant to the Convertible Notes are collectively referred to herein as the "Shares".

Each of Mikhail Gurevich and Gennadiy Gurevich manages Dominion Holdings, Dominion GP, Dominion Capital, AP and Ascent. Dominion Holdings manages Dominion GP, Dominion Capital, AP and Ascent. Dominion GP manages Dominion Capital, AP and Ascent. Dominion Capital manages AP and Ascent. Alon Brenner manages Masada, AP and Ascent. Masada manages AP and Ascent. AP manages Ascent.

Ascent has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it. Each of Mikhail Gurevich, Gennadiy Gurevich, Dominion Holdings, Dominion GP, Dominion, Alon Brenner, Masada and AP may be deemed to beneficially own, and have the power to vote, the shares of Common Stock beneficially owned by Ascent and the other companies they are listed above as managing.
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,005,419
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,005,419

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Ascent Partners Fund LLC: /s/ Ascent Partners Fund LLC, Mikhail Gurevich, signatory for Managing Member of Managing Member (11/13/2025)
- Ascent Partners LLC: /s/ Ascent Partners LLC, Mikhail Gurevich, signatory for Managing Member (11/13/2025)
- Dominion Capital LLC: /s/ Dominion Capital LLC, Mikhail Gurevich, Managing Member of Dominion Capital Holdings LLC, Manager of Dominion Capital GP LLC, Manager of Dominion Capital LLC (11/13/2025)
- Dominion Capital GP LLC: /s/ Dominion Capital GP LLC, Mikhail Gurevich, Managing Member of Dominion Capital Holdings LLC, Manager of Dominion Capital GP LLC (11/13/2025)
- Dominion Capital Holdings LLC: /s/ Dominion Capital Holdings LLC, Mikhail Gurevich, Managing Member (11/13/2025)
- Masada Group Holdings LLC: /s/ Masada Group Holdings LLC, Alon Brenner, Managing Member (11/13/2025)
- Mikhail Gurevich: /s/ Mikhail Gurevich, Mikhail Gurevich (11/13/2025)
- Gennadiy Gurevich: /s/ Gennadiy Gurevich, Gennadiy Gurevich (11/13/2025)
- Alon Brenner: /s/ Alon Brenner, Alon Brenner (11/13/2025)